Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-202063

______________________________________________________________________________

NORTHERN DYNASTY MINERALS LTD.

18,839,146 common shares,
without par value

This prospectus relates to the offer and sale from time to time (the “Offering”) by the selling shareholders identified in this prospectus of up to 18,839,146 common shares of Northern Dynasty Minerals Ltd. (the ”Company”) to be distributed without additional payment upon the exercise or deemed exercise of 18,839,146 special warrants (the “Special Warrants”) of the Company held by the selling shareholders. The Special Warrants were issued to the selling shareholders by the Company in private placements transactions that completed on December 31, 2014 (the “Closing Date”) pursuant to subscription agreements entered into between the Company and the selling shareholders. The common shares are being registered pursuant to registration rights agreements entered into between the Company and the selling shareholders. This prospectus also relates to such indeterminate number of common shares as may be issuable with respect thereto as a result of stock splits, stock dividends or similar transactions

The selling shareholders will receive all of the proceeds from any sales of the common shares offered pursuant to this prospectus. We will not receive any of these proceeds, but we will incur expenses in connection with the offering.

The selling shareholders may sell the common shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common shares at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

The common shares of the Company are traded on the NYSE MKT LLC (the “NYSE MKT”) and on the Toronto Stock Exchange (“TSX”) under the symbols “NAK” and “NDM”, respectively. On February 6, 2015, the closing price of the common shares, as reported on the NYSE MKT, was $0.59 per share and the TSX was C$0.73 per share.

The principal executive office of the Company is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1 and its telephone number is (604) 684-6365.

An investment in our common shares involves significant risks. You should carefully consider the risk factors included in this prospectus under the heading “Risk Factors” beginning on page 13 of this prospectus, as well as those risk factors that we have incorporated by reference into this prospectus and that we may include in any prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 24, 2015

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) using a continuous offering process. Under this continuous offering process, the selling shareholders may from time to time sell the common shares described in this prospectus in one or more offerings. We will not receive any of the proceeds from these sales, but we will incur expenses in connection with the offering.

     No offer to sell these securities is being made in any jurisdiction where the offer or sale is not permitted. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

     These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted.

     This prospectus does not constitute a prospectus under Canadian securities laws and accordingly does not qualify the resale of the common shares on the TSX or otherwise in Canada. The common shares offered hereby may not be sold on or through the facilities of the TSX and may only be resold in Canada in compliance with exemptions from prospectus and registration requirements under applicable Canadian securities laws. The Company has filed a separate prospectus with Canadian securities regulatory authorities under Canadian securities laws in respect of the issuance of the common shares offered hereby, however the issuance by Canadian securities regulators of a receipt for such Canadian prospectus will have no impact on the ability of the holders of the common shares to resell the common shares within the United States.

     You should rely only on information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

     You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

     Unless the context otherwise requires, all references in this prospectus to the “Company”, “Northern Dynasty”, “we”, “us”, “our” or “our company” refer, collectively, to Northern Dynasty Minerals Ltd. and its subsidiaries.

     Unless otherwise indicated, in this prospectus, all references to “dollars”, or “$” are to United States dollars. References in this Prospectus to “C$” are to Canadian dollars. The consolidated financial statements incorporated by reference into this prospectus, and the financial data derived from those consolidated financial statements, are presented in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus or in documents incorporated by reference in this prospectus, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts, that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Additional forward-looking statements include, among others, statements regarding:

•

that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements, and to obtain required operating permits;

•	our expected financial performance in future periods;

•	our plan of operations, including our plans to carry out exploration and development activities; and

•	our ability to raise capital for exploration and development activities.

     Certain of the assumptions we have made include assumptions regarding, among other things:

•	that we will be ultimately able to obtain permitting for a mine at the Pebble Project;

•	that the market prices of copper and gold will not decline significantly nor for a lengthy period of time;

•

that we will be able to secure sufficient working capital necessary for the continued environmental assessment and permitting activities and engineering work which are preconditions to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that key personnel will continue their employment with us;

•	our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and

•	our ability to obtain adequate financing on acceptable terms.

     Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	we may never obtain permitting for a mine at the Pebble Project for technical, legal or political reasons;

•	the existence of concerted opposition to the Pebble Project;

•	our ability to continue to fund our exploration and development activities;

•	the costs of development and operation of the Pebble Project may be greater than we anticipate;

•	the speculative nature of the mineral resource exploration business;

•	the lack of known reserves on our Pebble Project;

•	our inability to establish that our Pebble Project contains commercially viable deposits of ore;

•	our ability to recover the financial statement carrying values of our Pebble Project if the Company ceases to continue on a going concern basis;

•	our history of financial losses;

•	our ability to continue on a going concern basis;

•	the volatility of gold, copper and molybdenum prices;

•	the inherent risk involved in the exploration, development and production of minerals;

•	changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;

•	the presence of unknown environmental hazards on our Pebble Project;

•	our inability to insure our operations against all risks;

•	the highly competitive nature of our business;

•	the historical volatility in our share price;

•	the potential dilution to our shareholders resulting from any future equity financings; and

•	the potential dilution to our shareholders from the exercise of share purchase options to purchase our shares.

     This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

     Readers are advised to carefully review and consider the risk factors identified in this prospectus and in the documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are specifically referred to our annual information form for the year ended December 31, 2013 (our “2013 AIF”) and our management discussion and analysis for the year ended December 31, 2013 (our “2013 MD&A”) for a more detailed discussion of the risks that we face, as well as the risk factors identified under “Risk Factors” below. Each of our 2013 AIF and our 2013 MD&A are attached to our annual report on Form 40-F for the year ended December 31, 2013 that is incorporated by reference herein. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

     The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
MINERAL RESERVE AND RESOURCE ESTIMATES

     This prospectus, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States (“US companies”).

     In addition, this prospectus uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

     It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this prospectus is economically or legally mineable.

     In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF TECHNICAL TERMS

CuEQ	Copper Equivalent

Cut-off Grade	The grade below which Mineralized material will be considered waste rather than ore.

Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors, which are considerations used to convert Mineral Resources to NI 43- 101 mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors, in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a class of mineral reserves referred to as “probable mineral reserves” under NI 43-101.

Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors, which are considerations used to convert Mineral Resources to NI 43-101 mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors, to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to either “proven mineral reserves” or “probable mineral reserves” under NI 43-101.

Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineralized	Mineral bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

Mineral Symbols	Au - Gold; Ag - Silver; Cu - Copper; Mo - Molybdenum

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Qualified Person

as defined in NI 43-101 is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is in good standing with a professional association and, in the case of foreign association, is of recognized stature with that organization.

tonne or t	1.102 short tons.

NORTHERN DYNASTY MINERALS LTD.

     This summary highlights information contained elsewhere or incorporated by reference in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein.

Overview

     Northern Dynasty is a mineral exploration company existing under the British Columbia Corporations Act focused on developing the Pebble copper-gold-molybdenum mineral project located in the state of Alaska, U.S. (the “Pebble Project”). The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

     Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. Pebble Mines Corp., a 100% indirectly owned subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

     We currently have negative operating cash flow because we currently have no revenues. In addition, as a result of our business plans for development of the Pebble Project, we expect cash flow from operations to be negative until revenues from production at the Pebble Project begin to offset our operating expenditures. In addition, our cash flow from operations will be affected in the future by expenses that we incur in connection with the Pebble Project. We will require substantial additional capital in order to fund our planned exploration and development activities. See “Risk Factors”.

RECENT DEVELOPMENTS

Bristol Bay Watershed and the EPA

     In February 2011, the United States Environmental Protection Agency (the “EPA”) announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the U.S. Clean Water Act (the “Clean Water Act”) to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

     The EPA’s first draft Bristol Bay Watershed Assessment (“BBWA”) report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a “hypothetical project” that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

     The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous National Environmental Policy (“NEPA”) permitting process.

     Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled ”External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska” released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a “hypothetical mining scenario” on the water, fish, wildlife and cultural resources of Southwest Alaska ”inadequate”, ”premature”, ”unreasonable”, “suspect” and “misleading”.

     On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

     In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

     On February 28, 2014, the EPA announced the initiation of a regulatory process under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

     In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory process initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the process exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, U.S. Federal Court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed “final”, the Pebble Partnership will pursue the underlying case. The Pebble Partnership has also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. The 9th Circuit Court of Appeals has agreed to an expedited hearing of the Pebble Partnership’s appeal.

     On July 18, 2014, EPA Region 10 announced a ’Proposed Determination’ to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. The Company’s management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the submission of a detailed development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement (“EIS”) and review under NEPA.

     On August 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

     On September 3, 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act (“FACA”) due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory process under the Clean Water Act. On September 24, 2014, the U.S. Federal Court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404c regulatory process with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

     On November 24, 2014, the U.S. Federal Court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory process violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Northern Dynasty expects it will take several months for the case to run its course.

     The Pebble Partnership will now have an opportunity for extensive depositions and discovery to determine if there was any EPA misconduct. That the preliminary injunction was granted also reflects the US federal court judge’s view that the claimant has a ‘likelihood of success on the merits.’ Should Pebble Partnership prevail in its FACA litigation against EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

     Northern Dynasty has submitted seven letters to the independent Office of the EPA Inspector General (“IG”) since January 2014 raising concerns of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 5, 2014, the IG’s office announced that it would investigate the EPA’s conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. A team of IG investigators is now in place and a full investigation is underway “to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska.”

     The Pebble Partnership is advancing a multi-dimensional strategy to address the EPA’s pre-emptive regulatory process under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA as set out in this Prospectus, including:

•

challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory process; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under the Freedom of Information Act (“FOIA”).

     The Pebble Partnership’s strategy to address the EPA’s Section 404(c) of the Clean Water Act regulatory process also includes undertaking research, including technical and legal investigations, to facilitate various investigations of EPA actions with respect to the Pebble Project, including one by the EPA Inspector General.

     While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects the following to occur in 2015:

•

the 9th Circuit Court of Appeals is expected to fully hear and issue a decision in 2015 on the Pebble Partnership’s appeal of a lower court’s decision that its ‘statutory authority’ case is not ripe and cannot be heard until such time as the EPA has taken final regulatory action under Section 404(c) of the Clean Water Act. If the Pebble Partnership prevails, the case will be returned to federal court in Alaska for a final determination on its merits; if the EPA prevails, the statutory authority case will be heard at a later date should the federal agency proceed to issue a final regulatory decision under Section 404(c) of the Clean Water Act;

•	a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case is expected in the latter half of the year;

•	a decision in the Pebble Partnership’s FOIA litigation against EPA is expected in the latter half of the year; and

•

the independent Office of the EPA Inspector General is expected to complete its investigation and publish a final report on EPA actions with respect to the Bristol Bay Watershed Assessment and the EPA’s subsequent Section 404(c) of the Clean Water Act regulatory process in the second or third quarter of 2015.

     The Company cannot predict the outcome of its various challenges to what it sees as improper pre-emptory attempts by the EPA to prevent or otherwise restrict mineral development at Pebble. If these challenges all fail and EPA continues to oppose the Pebble Project by all legal means, it may have a material adverse effect on the Company.

Closing of Special Warrant Offering

     On December 31, 2014 and January 13, 2015, we completed the offer and sale of an aggregate of 35,962,735 Special Warrants at a price of C$0.431 per Special Warrant for gross proceeds of approximately C$15.5 million. The Special Warrant offering and the terms of the Special Warrants are discussed further below under “Special Warrant Offering – Offer Statistics and Expected Timetable”.

Updated NI 43-101 Technical Report on the Pebble Project

     On February 6, 2015 we released a technical report “2014 Technical Report on the Pebble Project, Southwest Alaska, USA” by J. David Gaunt, P.Geo., James Lang, P.Geo, Eric Titley, P.Geo. and Ting Lu, P.Eng., effective date December 31, 2014 (the “Pebble Project Report”).

     Technical information relating to the Pebble Project contained in this prospectus is derived from, and in some instances is an extract from, the Pebble Project Report. Reference should be made to the full text of the Pebble Project Report which report has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”) at www.sedar.com. Alternatively, a copy of the report may be inspected until the day that is thirty days after the date hereof during normal business hours at the Company’s head office. The following disclosure is summarized from the Pebble Project Report and is qualified by the discussion above under “Cautionary Notes to United States Investors Concerning Mineral Reserve and Resource Estimates”.

     The Pebble Project Report contains an updated mineral resource estimate for the Pebble Project prepared by J. David Gaunt, PGeo., a qualified person, as defined under NI 43-101, who is not independent of Northern Dynasty. It is based on approximately 59,000 assays obtained from 699 drill holes. The deposit extends for a strike length of approximately 13,000 ft, a width of 7,700 ft and to a depth of at least 5,810 ft.

     The resource was estimated using a geostatistical estimation method known as ordinary kriging. Descriptive statistics, 3D surfaces and wireframe computer software models of domains for each of the four metals, as well as specific gravity were interpreted and used in the development of search strategies and geostatistical parameters for block interpolation and resource classification. The tabulation is based on copper equivalency (“CuEq”) that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, “Measured Mineral Resources” and “Indicated Mineral Resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Threshold			Cu	Au	Mo	Ag	Cu	Au	Mo	Ag
CuEq %	CuEq%	Tonnes	(%)	(g/t)	(ppm)	(g/t)	Blbs	Moz	Blbs	Moz
Measured Mineral Resources
0.3	0.65	527,000,000	0.33	0.35	178	1.66	3.83	5.93	0.21	28.13
0.4	0.66	508,000,000	0.34	0.36	180	1.68	3.80	5.88	0.20	27.42
0.6	0.77	279,000,000	0.40	0.42	203	1.84	2.46	3.77	0.12	16.51
1.0	1.16	28,000,000	0.62	0.62	302	2.27	0.38	0.56	0.02	2.04
Indicated Mineral Resources
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66	53.42	64.62	3.20	315.50
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75	51.31	58.21	2.97	291.05
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99	41.82	45.47	2.27	220.71
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42	23.95	23.14	1.07	109.79
Measured + Indicated Mineral Resources
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66	56.76	70.38	3.40	343.63
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75	55.09	63.92	3.17	319.62
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98	44.38	49.15	2.39	237.37
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42	24.11	23.60	1.08	111.97

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term “Inferred Mineral Resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Threshold			Cu	Au	Mo	Ag	Cu	Au	Mo	Ag
CuEq %	CuEq%	Tonnes	(%)	(g/t)	(ppm)	(g/t)	Blbs	Moz	Blbs	Moz
Inferred Mineral Resources
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19	24.55	37.25	2.18	170.49
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39	19.14	25.38	1.55	117.58
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79	13.66	15.35	0.83	74.28
1.0	1.20	360,000,000	0.69	0.45	377	2.27	5.41	5.14	0.30	25.94

The tabulated Mineral Resources are subject to the notes below:

(1)

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for preliminary economic assessments as defined under 43-101. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category.

(2)

Copper equivalent calculations use metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West deposit and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East deposit.

(3)	Contained metal calculations are based on 100% recoveries.

(4)	A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

(5)

All Mineral Resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed economic analyses that would be required in pre-feasibility and feasibility studies.

     The Mineral Resource estimate is constrained by a conceptual pit that was developed using parameters set out in the table below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
				-
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	-Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	-Transportation	$/ton milled	0.46	-
	-Environmental	$/ton milled	0.70	-
	-G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	-	degrees	-	42

     These Mineral Resource estimates may ultimately be affected by a broad range of environmental, permitting, legal, title, socio-economic, marketing and political factors commensurate with the specific characteristics of the Pebble deposit (including its scale, location, orientation and poly-metallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

RISK FACTORS

     An investment in the securities of the Company is considered speculative and involves a high degree of risk due to, among other things, the nature of the Company’s business, the present stage of its development and the permitting required for the Pebble Project. You should carefully consider the risk factors set forth in (i) our 2013 AIF and our 2013 MD&A, each of which is included as an exhibit to our annual report on Form 40-F, as incorporated by reference herein, (ii) our subsequent filings under the Securities Exchange Act of 1934 (the “Exchange Act”), and (iii) this prospectus, any amendment or supplement to this prospectus or any free writing prospectus.

     The operations of the Company are speculative due to the high risk nature of its business which is the exploration, permitting and development of mineral properties and ultimately the operating of mineral properties as mines. If we do not successfully address any of the risks described herein or therein, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of the common shares may decline. In addition, our inability to successfully address these risks could cause actual events to differ materially from those described in forward-looking statements relating to the Company. We can provide no assurance that we will successfully address these risks.

     In addition to information set out elsewhere in this Prospectus and contained in our 2013 AIF and 2013 MD&A, we face the following risks:

Inability to Achieve Mine Permitting of the Pebble Project

     The principal risk facing the Company is that it will be ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build a mine at Pebble. There are prominent and well organized opponents of the Pebble Project and the Company may be unable, despite developing solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince mining regulatory authorities that a mine should be permitted at Pebble. If we are unable to secure the necessary permits to build a mine at the Pebble Project, we may be unable to achieve revenues from operations and/ or recover our investment in the Pebble Project.

Negative Operating Cash Flow

     The Company currently has a negative operating cash flow and may continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. The Company’s failure to obtain additional financing and its failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

The common shares may experience price and volume volatility and the market price for the common shares may drop below the price you paid

     In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the common shares, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell the common shares at or above their acquisition cost.

     Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

     In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Sales of substantial amounts of the common shares may have an adverse effect on the market price of the common shares of the Company

     Sales of substantial amounts of the common shares of the Company, or the availability of such securities for sale, could adversely affect the prevailing market prices for the common shares. A decline in the market prices of the common shares of the Company could impair our ability to raise additional capital through the sale of securities should it desire to do so.

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors

     The Company was likely a “passive foreign investment company” (a “PFIC”) within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expects to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

     If the Company is a PFIC for any year during a U.S. taxpayer's holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of the common shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain "excess distributions" in respect of the common shares. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective "qualified electing fund" ("QEF") election or "mark-to-market" election. with respect to the common shares. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of the common shares over the taxpayer's adjusted cost basis in such shares

     This risk factor is qualified in its entirety by the discussion provided below under the heading, “Certain Material United States Federal Income Tax Considerations.”

     If any of the foregoing events, or other risk factor events described in our 2013 AIF, our 2013 MD&A any other document incorporated by reference herein or elsewhere herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

     SPECIAL WARRANT OFFERING - OFFER STATISTICS AND EXPECTED TIMETABLE

Special Warrant Offering

     We completed the offer and sale of an aggregate of 35,962,735 Special Warrants at a price of C$0.431 per Special Warrant for gross proceeds of approximately C$15.5 million on December 31, 2014 and January 13, 2015. Each Special Warrant is convertible into one common share of the Company, subject to adjustment upon the occurrence of certain events, without payment of any additional consideration by the holder. The purchase price for the Special Warrants was determined by negotiation between us and the purchasers of the Special Warrants with reference to the trading price of our common shares at the time of such negotiations.

     The Special Warrants were issued on a private placement basis (i) to purchasers outside the United States in reliance of Rule 903 of Regulation S, and (ii) to purchasers within the United States (the “U.S. Purchasers”) who qualify as “accredited investors”, as defined in Rule 501(a) of Regulation D, pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D.

     The U.S. Purchasers purchased an aggregate of 18,839,146 Special Warrants. The Special Warrants were offered and sold to the U.S. Purchasers pursuant to U.S. purchaser subscription agreements (the “Subscription Agreements”) entered into between us and each U.S. Purchasers. The form of the Subscription Agreement is attached as an exhibit to this registration statement.

     The Special Warrants are represented by special warrant certificates that set forth the terms, rights and restrictions of the Special Warrants (the “Special Warrant Certificates”). The form of the Special Warrant Certificate is attached as an exhibit to this registration statement.

     We entered into registration rights agreements with each of the U.S. Purchasers pursuant to the Subscription Agreements on completion of the issuance of Special Warrants to the U.S. Purchasers (the “Registration Rights Agreement”). We have agreed pursuant to the Registration Rights Agreements to register the resale by the U.S. Purchasers of the common shares of the Company issuable upon conversion of the Special Warrants by filing a registration statement with the SEC. The Registration Rights Agreements provide that we will use reasonable best efforts to cause the registration statement to be declared effective by the SEC no later than 90 days after closing of the offering and to cause such registration statement to remain continuously effective until two years from closing (the “Resale Filing Termination Date”). We have filed the registration statement of which this prospectus forms a part in order to satisfy our obligations under the Registration Rights Agreement. The form of the Registration Rights Agreement is attached as an exhibit to this registration statement.

     We have further agreed to use reasonable best efforts to obtain a final receipt for a prospectus in Canada that will qualify the issuance of the common shares issuable upon exercise or conversion of the Special Warrants (the “Canadian Prospectus”). We have agreed to cause the Canadian Prospectus to remain effective until the earlier of (i) the date that is 90 days following the issuance of a receipt for the Canadian prospectus, and (ii) the expiry date of the Canadian hold period for the Special Warrants, being the date that is four months plus one date from their date of issuance.

Terms of the Special Warrants

     The terms of the Special Warrants provide among other things, that the holders of Special Warrants will be entitled to receive, upon voluntary exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment upon the occurrence of certain events, one common share for each Special Warrant held.

     The Special Warrants contain the following exercise and conversion provisions that are applicable to the U.S. Purchasers as “U.S. persons”:

(a)

Voluntary Conversion. Subject to the restrictions in paragraph (d) below, each U.S. Person may voluntary exercise any Special Warrants held at any time prior to their deemed exercise by delivery of an exercise form to the Company.

(b)

Deemed Exercise for U.S. Persons under 9.9%. Any unexercised Special Warrants issued to or held by a U.S. Person who, upon exercise of its Special Warrants, would be deemed to beneficially own together with its affiliates and each other person or persons with whom such U.S. Person may be deemed to be a group less than 9.9% of the Company’s then outstanding common shares will be deemed to be exercised at 4:00 p.m. (Vancouver time) on the date that is 180 days after closing. For the purposes of this calculation, the limitation on conversion described in paragraph (d) below and any similar limitation on conversion or exercise contained in any other Common Stock Equivalent, in each case, held by such U.S. Person holder and its affiliates and such other person or persons with whom such U.S. Person may be deemed to be a group, will be disregarded.

(c)

Deemed Exercise for U.S. Persons over 9.9%. Any unexercised Special Warrants held by a U.S. Person who, upon exercise of its Special Warrants, would be deemed to beneficially own together with its affiliates and each other person or persons with whom such U.S. Person may be deemed to be a group in excess of 9.9% of the Company’s then outstanding common shares, will be deemed to be exercised at 4:00 p.m. (Vancouver time) on the Resale Filings Termination Date. For the purpose of this calculation, the limitation on conversion described in paragraph (d) below and any similar limitation on conversion or exercise contained in any other Common Stock Equivalent, in each case, held by such U.S. Person holder and its affiliates and such other person or persons with whom such U.S. Person holder may be deemed to be a group, will be disregarded.

(d)

Certain Restrictions on Conversion for U.S. Persons. No automatic or deemed conversion will be permitted to the extent that would after giving effect to such exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). To the extent that the limitation contained in this paragraph (d) applies, the determination of whether the Special Warrant is exercisable (in relation to other securities owned by the holder together with any affiliates) and of which portion of this Special Warrant is exercisable shall be in the sole discretion of the holder, and the submission of a notice of exercise shall be deemed to be the holder’s determination that the Special Warrant is exercisable in accordance with the terms hereof (in relation to other securities owned by the holder together with any affiliates) and of which portion of the Special Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. The “Beneficial Ownership Limitation” shall be 9.9% of the number of common shares outstanding immediately after giving effect to the issuance of common shares issuable upon exercise of the Special Warrant. The holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this item (e), provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon exercise of the Special Warrant held by the holder and the provisions of this item (e) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.

For purposes of the Special Warrants:

•

“Common Stock Equivalent” means any securities of the Company which would entitle the holder thereof to acquire at any time common shares, including, without limitation, any debt, preferred stock, warrants, options or other instruments convertible into or exercisable or exchangeable for Shares;

•	“group” means a group of beneficial owners within the meaning of Section 13(d) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder; and

•	“U.S. Person” has the meaning ascribed thereto in Rule 902(k) of Regulation S promulgated under the Securities Act.

     Upon voluntary exercise or deemed exercise, the certificates representing any common shares issued will bear any restrictive legends required by applicable securities laws and the certificates representing the Special Warrants that have been exercised will be cancelled.

     We have not as of the date of this registration statement received any notice from any U.S. Purchaser of any intent to increase the Beneficial Ownership Limitation that is applicable to them.

     The Special Warrants do not confer on a holder of Special Warrants any right or interest whatsoever as a shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceedings of the Company or any right to receive any dividend or other distribution.

     No fractional common shares will be issued upon the exercise or deemed exercise of the Special Warrants.

    In addition, the Special Warrants provide for and contain provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, redivision, change, reduction, combination, consolidation, stock dividend or reclassification of the common shares of the Company or the amalgamation, merger or corporate reorganization of the Company. The Special Warrants also provide that upon the occurrence of any such event the number of common shares issuable upon the exercise or deemed exercise of the Special Warrants will be adjusted immediately after the effective date of such event.

     The rights of holders of Special Warrants may be modified. The Special Warrants provide for meetings of the holders of Special Warrants and the passing of resolutions and extraordinary resolutions by such holders which are binding on all holders of Special Warrants. Certain amendments to the Special Warrant Certificates may only be made by “extraordinary resolution”, which is defined as a resolution passed by the affirmative vote of Special Warrant holders entitled to acquire not less than 662/3% of the aggregate number of common shares which may be acquired pursuant to all the then outstanding Special Warrants represented at the meeting and voted on the poll on such resolution.

     We have granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires another security of the Company on exercise of the Special Warrant as provided for in the Canadian Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Canadian Prospectus or an amendment to the Canadian Prospectus containing a misrepresentation,

(a)	the holder is entitled to rescission of both the holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired,

(b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the agent or Company, as the case may be, on the acquisition of the Special Warrant, and

(c)

if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

     The foregoing is a summary description of certain material provisions of the Special Warrants, it does not purport to be a comprehensive summary and is qualified in its entirety by reference to the more detailed provisions of the certificates representing the Special Warrants.

CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth our capitalization and indebtedness as of September 30, 2014 adjusted for the proceeds from the sale of the Special Warrants of C$15,499,939 less estimated transaction costs (being compensation, finders’, legal and regulatory fees) of C$500,000. The information presented should be read in conjunction with our audited consolidated financial statements as at and for the years ended December 31, 2013 and 2012 and our unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2014, which are incorporated by reference in this prospectus.

Description	As at September 30, 2014 (C$ thousands)
Liabilities
Total Current Liabilities	4,814
Deferred Income Taxes	2,691
Total Liabilities	7,505
Equity
Share Capital	389,227
Special Warrants	15,000
Reserves	67,872
Deficit	(335,370)
Total Equity	136,729

REASONS FOR THE OFFER AND USE OF PROCEEDS

     We have agreed to register the common shares covered by this prospectus on behalf of the U.S. Purchasers named below under “Selling Security Holders” pursuant to our contractual obligations under the Registration Rights Agreements.

     The selling shareholders will receive all of the proceeds from any sales pursuant to this prospectus. We will not receive any of the proceeds, but we will incur expenses in connection with the offering, as described below under “Plan of Distribution”.

TRADING PRICE HISTORY

     Our common shares are listed on the NYSE MKT under the trading symbol “NAK” and on the TSX under the trading symbol “NDM”.

     The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the NYSE MKT for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2010	$14.45	$6.00
Fiscal 2011	$21.76	$5.48
	High	Low
Fiscal 2012	$8.19	$2.20
Fiscal 2013	$3.78	$1.06
Fiscal 2014	$1.70	$0.61

	High	Low
Quarterly 2013
First Quarter	$3.78	$2.67
Second Quarter	$3.17	$1.85
Third Quarter	$2.73	$1.31
Fourth Quarter	$1.93	$1.00
Quarterly 2014
First Quarter	$1.70	$0.80
Second Quarter	$1.01	$0.61
Third Quarter	$0.89	$0.52
Fourth Quarter	$0.59	$0.32
For the month ended
January 31, 2015	$0.45	$0.38
December 31, 2014	$0.50	$0.33
November 30, 2014	$0.47	$0.35
October 31, 2014	$0.59	$0.32
September 30, 2014	$0.71	$0.52
August 31, 2014	$0.89	$0.65
July 31, 2014	$0.89	$0.77

     The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

		High		Low
Fiscal 2010	$	C14.45	$	C6.15
Fiscal 2011	$	C21.50	$	C5.16
Fiscal 2012	$	C8.13	$	C2.23
Fiscal 2013	$	C4.19	$	C1.07
Fiscal 2014	$	C1.85	$	C0.38

		High		Low
Quarterly 2013
First Quarter	$	C4.19	$	C2.75
Second Quarter	$	C3.28	$	C1.94

		High	Low
Third Quarter	$	C2.84	C1.35
Fourth Quarter	$	C1.98	C1.07
Quarterly 2014
First Quarter	$	C1.85	C0.90
Second Quarter	$	C1.13	C0.67
Third Quarter	$	C0.95	C0.55
Fourth Quarter	$	C0.65	C0.38
For the month ended
January 31, 2015	$	C0.57	C0.45
December 31, 2014	$	C0.57	C0.385
November 30, 2014	$	C0.52	C0.40
October 31, 2014	$	C0.65	C0.38
September 30, 2014	$	C0.75	C0.55
August 31, 2014	$	C0.92	C0.72
July 31, 2014	$	C0.95	C0.82

     On February 6, 2015, the closing price of our common shares as reported on the NYSE MKT was $0.59 per share and on the TSX was C$0.73 per share.

SELLING SECURITY HOLDERS

     We are registering the common shares covered by this prospectus on behalf of the selling shareholders named in the table below in accordance with our obligations under the Registration Rights Agreements. Selling shareholders, including their transferees, pledgees or donees or their successors (all of whom may be selling shareholders), may from time to time offer and sell pursuant to this prospectus any or all of the shares. When we refer to “selling shareholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their successors.

     The following table sets forth certain information as of February 6, 2015 regarding beneficial ownership of our common shares by the selling shareholders. “Beneficial ownership” is a term defined by the SEC in Rule 13d-3 under the Exchange Act and includes common shares over which a selling shareholder has direct or indirect voting or investment control and any common shares that the selling shareholder has a right to acquire beneficial ownership of within 60 days.

     The number of common shares in the column “Number of Common Shares Beneficially Owned Prior to the Offering” is based on beneficial ownership information provided to us by or on behalf of the selling shareholders in a selling stockholder questionnaire.

     The number of common shares in the column “Number of Shares Registered for Sale Hereby” represents all of the common shares that each selling stockholder may offer under this prospectus. These common shares are the common shares issuable pursuant to conversion of the Special Warrants purchased by the selling shareholders in the Private Placement. The selling shareholders may sell some, all or none of their shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act.

     The number of common shares in the column “Number of common shares Beneficially Owned after the Offering” assumes that the selling shareholders will sell all of their shares offered pursuant to this prospectus and that any other common shares beneficially owned by the selling shareholders will continue to be beneficially owned. We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering.

     Information regarding the selling shareholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if required.

     Except as set forth in the table below, none of the selling shareholders has had a material relationship with us within the past three years.

			Number of
			Common
	Number of Common Shares		Shares	Number of Common Shares
Name of Selling	Beneficially Owned Prior to		Registered for	Beneficially Owned After the
Shareholder	the Offering		Sale Hereby	Offering (3)

	Number	Percentage(1)	Number	Number	Percentage(2)
Kopernik Global All Cap
Equity Fund(4)	3,313,151(9)	3.4%(9)	2,865,858	447,293	*

Kopernik Global All-Cap
Fund(5)	9,748,825(9)	9.9%(9)	8,496,132	4,824,257	4.2%

Kopernik Global All-Cap
Master Fund LP(6)	2,629,287(9)	2.7%(9)	1,901,513	727,774	*

Kopernik Global Real
Asset Fund LP(7)	95,055(9)	0.1%(9)	10,971	84,084	*

TIFF Multi-Asset Fund(8)	5,641,974(9)	5.6%(9)	5,439,672	202,302	*

Harry W. Kirk(10)	400,000	*	65,000	335,000	*

Peter Mitchell(11)	210,000	*	60,000	150,000	*

*Represents less than 1% of our outstanding common shares.
(1)	Applicable percentage of ownership is based on 95,009,864 common shares outstanding as of February 6, 2015.
(2)

Applicable percentage of ownership of the Kopernick group (as described below in footnote 9) is based on 113,724,010 common shares outstanding upon completion of the Offering, which includes conversion of the 18,714,146 special warrants held by the Kopernick group and assumes no other common share issuances by the Company.

(3)

Assumes that the selling stockholder disposes of all of the common shares covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(4)

Kopernick Global All Cap Equity Fund (“Kopernick Equity”) is the owner of the following securities of the Company as of the date of this prospectus: (i) 447,293 common shares, and (ii) 2,865,858 Special Warrants, all of which are currently exercisable by Kopernick Equity, subject to the Beneficial Ownership Limitation.

(5)

Kopernick Global All-Cap Fund (“Kopernick Fund”) is the owner of the following securities of the Company as of the date of this prospectus: (i) 4,824,257 common shares, and (ii) 8,496,132 Special Warrants, all of which are currently exercisable by Kopernick Fund, subject to the Beneficial Ownership Limitation.

(6)

Kopernick Global All-Cap Master Fund LP (“Kopernick Master”) is the owner of the following securities of the Company as of the date of this prospectus: (i) 727,774 common shares, and (ii) 1,901,513 Special Warrants, all of which are currently exercisable by Kopernick Master, subject to the Beneficial Ownership Limitation.

(7)

Kopernick Global Real Asset Fund LP (“Kopernick Asset”) is the owner of the following securities of the Company as of the date of this prospectus: (i) 84,084 common shares, and (ii) 10,971 Special Warrants, all of which are currently exercisable by Kopernick Asset, subject to the Beneficial Ownership Limitation.

(8)

TIFF Multi-Asset Fund (“TIFF”) is the owner of the following securities of the Company as of the date of this prospectus: (i) 202,302 common shares, and (ii) 5,439,672 Special Warrants, all of which are currently exercisable by TIFF, subject to the Beneficial Ownership Limitation.

(9)

Kopernick Equity, Kopernick Fund, Kopernick Master, Kopernick Asset and TIFF may be deemed to be members of a “group” and beneficial ownership may be required to be aggregated under Rule 13d-3 of the Exchange Act. Each Kopernick entity listed above disclaims beneficial ownership of any securities beneficially owned by any other Kopernick entity. Under the terms of the Special Warrants, the number of common shares issuable to the members of the group, in aggregate, is subject to the Beneficial Ownership Limitation described above under “Special Warrant Offering – Offering Statistics and Timetable which limits the beneficial ownership of the group to 9.9% of the issued and outstanding common shares of the Company, being 9,748,825 common shares of the Company as at February 6, 2015. The number of shares reported as being beneficially owned reflects (i) the actual number of common shares owned by the group, and (ii) the number of common shares issuable to members of the group, in aggregate, issuable upon conversion of Special Warrants held by member of the group after giving effect to the Beneficial Ownership Limitation.

(10)

Mr. Kirk is the holder of (i) 65,000 common shares, and (ii) options to purchase 270,000 common shares, all of which options are currently exercisable or exercisable within 60 days from the date of this prospectus, and (iii) 65,000 Special Warrants, all of which are currently exercisable by Mr. Kirk. Mr. Kirk is a director of the Company.

(11)

Mr. Mitchell is the holder of (i) options to purchase 150,000 common shares, all of which options are currently exercisable or exercisable within 60 days from the date of this prospectus, and (iii) 60,000 Special Warrants, all of which are currently exercisable by Mr. Mitchell.

PLAN OF DISTRIBUTION

     We are registering the common shares to permit the resale of the common shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares.

     The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     If the selling shareholders effect such transactions by selling the common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver the common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

     The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling shareholders will sell any or all of the common shares registered pursuant to the registration statement of which this prospectus forms a part.

     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. To the extent applicable Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

     We will pay all expenses of the registration of the common shares in accordance with our obligations under the Registration Rights Agreements. We estimate these expenses to be $213,500 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the Registration Rights Agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the Registration Rights Agreements, or we may be entitled to contribution.

     Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable under the Securities Act in the hands of persons other than our affiliates.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

     The Company’s authorized capital consists of an unlimited number of common shares without par value.

Outstanding Securities

Common Shares

     As of the date hereof, there were 95,009,864 common shares outstanding.

     Information regarding the number of common shares outstanding as at December 31, 2013 is provided in our 2013 MD&A and information regarding the number of common shares outstanding as at September 30, 2014 is provided in our management discussion and analysis for the nine months ended September 30, 2014 (our “2014 Q3 MD&A”). Our 2013 MD&A and our 2014 Q3 MD&A are each incorporated by reference herein.

Rights

     Attached to and trading with each of the Company’s common shares registered hereunder is a right (the “Right”) to purchase a number of common shares on the terms and conditions set forth in the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated May 17, 2013 (the “Shareholder Rights Plan”) as described below under “Shareholder Rights Plan.

Options to Purchase Common Shares

     Information regarding the number of common share purchase options outstanding as at December 31, 2013 is provided in our 2013 MD&A and information regarding the number of common share purchase options outstanding as at September 30, 2014 is provided in our 2014 Q3 MD&A.

Special Warrants

     We completed the offer and sale of an aggregate of 35,962,735 Special Warrants at a price of C$0.431 per Special Warrant for gross proceeds of approximately C$15.5 million on December 31, 2014 and January 13, 2015, all of which Special Warrants are outstanding as of the date hereof. The terms of the Special Warrants are described above under “Special Warrants – Offering Statistics and Timetable”.

Our Articles

     The following is a summary of certain material provisions of (i) our Notice of Articles and Articles, and (ii) certain provisions of the British Columbia Business Corporations Act (the “Business Corporations Act”) applicable to the Company:

1.	Objects and Purposes

     Our Notice of Articles and Articles do not specify objects or purposes. We are entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.	Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

     According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

a.	the director has a material interest in the contract or transaction;

b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

     However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

     The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

     Under our Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or proposes to enter:

1.	is liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

     A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

     The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing powers exercisable by the directors.

     Under the Articles, the directors may, on behalf of the Company:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement and non-retirement of directors under an age limit requirement.

     There are no such provisions applicable to the Company under its Notice of Articles or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

     Directors need not own any shares of the Company in order to qualify as directors.

3.	Common Shares

     The rights, preferences and restrictions attached to the Company’s common shares are summarized as follows:

Dividends

     Subject to the provisions of the British Columbia Business Corporations Act, the directors may from time to time declare and authorized payments of dividends out of available assets. Any dividends must be declared and paid according to the number of shares held. Under the Business Corporations Act, no dividend may be paid if we are, or would as a result of payment of the dividend become, insolvent.

Voting Rights

     Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors are elected to hold office at each annual meeting and hold office until the ensuing annual meeting. Directors automatically retire at each annual meeting. There are no staggered directorships among our directors or cumulative voting rights.

Rights to Profits and Liquidation Rights

     All common shares of the Company participate ratably in any net profit or loss of the Company and participate ratably as to any distribution of assets in the event of a winding up or other liquidation.

Redemption

     Our common shares are not subject to any rights of redemption.

Sinking Fund Provisions

     There are no sinking fund provisions or similar obligations relating to our common shares.

Shares Fully Paid

     Each of our common shares must, under the Business Corporations Act, be issued as fully paid for cash, property or services received by the Company. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

     Holders of our common shares are not entitled to any pre-emptive rights which provide a right to any holder to participate in any further offerings of the Company’s equity or other securities.

     With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.	Changes to Rights and Restrictions to Shares

     Our Articles provide that, subject to the Business Corporations Act, the Company may, by ordinary resolution of our shareholders:

•	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

•	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued and alter its Notice of Articles accordingly.

     Subject to the Business Corporations Act, the Company may by resolution of the directors (i) subdivide or consolidate all or any of its unissued, or fully paid issued, shares and, if applicable, alter its Notice of Articles, and, if applicable, its Articles, and (ii) alter the identifying name of any of its shares.

     The Articles provide that the Company may by ordinary resolution or resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

     Our Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution of our shareholders:

•	create one or more classes or series of shares;

•

increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

•	if the Company is authorized to issue shares of a class of shares with par value:

o	decrease the par value of those shares; or

o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

•	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

•	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

     The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders. An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders.

     If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

     The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

     Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.	Meetings of Shareholders

     Our Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors. Shareholders meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Canadian provincial securities laws that are applicable to the Company as a reporting issuer in the Canadian provinces of British Columbia, Alberta and Ontario (“Canadian Securities Laws”) and the British Columbia Corporations Act. Our Articles provide that we will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

     Canadian Securities Law and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by Canadian Securities Laws and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

     Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.	Rights to Own Securities

     There are no limitations under our Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

     Our Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. The Company has adopted the shareholder rights plan described below under “Shareholder Rights Plan”.

8.	Ownership Threshold Requiring Public Disclosure

     Our Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under British Columbia corporate law to report ownership of our shares but Canadian Securities Laws disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. In addition, Canadian Securities Laws require disclosure of acquisitions of more than 10% of the issued and outstanding shares of the Company by press release and filing of an early warning report within 2 business days of the acquisition. Canadian Securities Laws also require that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States federal securities laws require the disclosure in any annual report on Form 20-F that we file of holders who own more than 5% of our issued and outstanding shares.

     Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Law between the US and British Columbia

     Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.	Changes in the Capital of the Company

     There are no conditions imposed by our Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

Shareholder Rights

     The terms of the Rights granted under the Shareholders Rights Plan are summarized as follows:

Term

     The Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of shareholders of the Company in 2016 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of shareholders at such meeting.

Issuance of Rights

     Under the Shareholder Rights Plan, one Right was issued by the Company in respect of each common share (a “Voting Share”) outstanding as of the close of business (Vancouver time) (the “Record Time”) on the effective date of May 17, 2013 (the “Effective Date”). “Voting Shares” include the common shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right has been and will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Shareholder Rights Plan.

     As of the Effective Date and the date hereof, the only Voting Shares outstanding were the common shares.

Certificates and Transferability

     Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

Separation of Rights

     The Rights will become exercisable and begin to trade separately from the associated common shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

•

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

•

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

•

the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such. Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

     After the Separation Time, each Right entitles the holder thereof to purchase one common share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of common shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Essentially, following a Flip-In Event, the Rights entitle the holder thereof to purchase two times the number of common shares that the holder could have otherwise acquired for the same purchase price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

     A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid. The requirements of a “Permitted Bid” include the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

•

no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by “independent shareholders” (as defined): (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•

the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid;

•

the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•

the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

     The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

     A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

•

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

•

the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

•

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

     If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flipin Event. The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection against Dilution

     The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding common shares, pro rata distributions to holders of common shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

     Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip- in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

     The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of our board of directors to act honestly and in good faith with a view to the best interests of the Company. Our board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

     We may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of the common shares of the Company described in this prospectus acquired from a selling shareholder pursuant to an offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the ownership and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

     No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

     For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the ownership and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to an offering. and the ownership and disposition of common shares.

Transactions Not Addressed

     This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the common shares pursuant to an offering (whether or not any such transactions are undertaken in connection with the purchase of the common shares pursuant to an offering), including, without limitation, the following:

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire common shares, including warrants and options; and

•	any transaction, other than an offering, in which common shares have been issued or are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

     This summary does not address the U.S. federal income tax considerations of the ownership and disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Company; and (i) U.S. Holders subject to the U.S. alternative minimum tax. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of common shares.

     If an entity that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership of the ownership and disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences of any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of common shares.

U.S. Federal Income Tax Considerations Applicable to the Ownership and Disposition of Common Shares

Distributions on Common Shares

     Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Company is a PFIC”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

     Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of the Company

     If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of common shares. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

     A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

     The Company believes it was a PFIC in one or more prior tax years and, based on current business plans and financial projections, expects to be a PFIC in the current tax year and possibly in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the application of the PFIC rules to the common shares.

Tax Consequences if the Company is a PFIC

     If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the common shares or makes a timely and effective QEF Election or Mark-to-Market Election.

     If a U.S. Holder does not make a timely and effective QEF Election or Mark-to-Market Election, then under the default PFIC rules:

•

any realized gain on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution during the preceding three years) will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

•	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•

the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

•	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

•	any loss realized on the disposition of the common shares will not be recognized.

     A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to common shares. In light of adverse consequences of PFIC characterization and the uncertainty as to the Company’s PFIC status, the Company will provide to any U.S. Holder, upon written request, the information necessary for United States income tax reporting purposes for such investor to make a QEF Election. The Company may elect to provide such information on its website.

     A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election.

     Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company.

     A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose.

     A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income each tax year an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss.

     Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

     Non-U.S. income taxes paid with respect to any distribution on shares of a PFIC generally are eligible for the foreign tax credit. However, special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated. A U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

     The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares, will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

     Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

     Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified non-U.S. financial assets in excess of certain threshold amounts. The definition of specified non-U.S. financial assets includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

     Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other disposition of common shares generally may be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement, of which this document is a part, on Form F-3 with the SEC relating to the common shares to be sold by the selling shareholders. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. We also file annual and other reports and other information with the SEC. You may read and copy the registration statement, including the documents incorporated by reference herein, the related exhibits and other material we may file with the SEC, at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

     Alternately, you may request a copy of these filings, at no cost, by writing or telephoning us at Northern Dynasty Minerals Ltd., Attention: Corporate Secretary, 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, Tel:(604) 684-6365.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus information that we have filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information.

     The following documents that we have filed with or furnished to the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on June 9, 2004

•	the description of the share rights issuable under our shareholder rights plan agreement, as amended, contained in our Registration Statement on Form 8-A filed with the SEC on December 21, 2006;

•	our annual report on Form 40-F for the fiscal year ended December 31, 2013 filed with the SEC on March 27, 2014, which incorporates the following by reference:

	(i)	our 2013 AIF,

	(ii)	our 2013 MD&A,

(iii)

our audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2013 and 2012, together with the report of the Independent Registered Public Accounting Firm thereon;

•

our report of foreign issuer on Form 6-K furnished to the SEC on May 28, 2014 and incorporating our notice of meeting and management information circular dated May 16, 2014 distributed in connection with the annual and special meeting of shareholders of the Company held on June 19, 2014;

•

our report of foreign issuer on Form 6-K furnished to the SEC on May 30, 2014 and incorporating the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated May 17, 2014;

•	our report of foreign issuer on Form 6-K furnished to the SEC on May 14, 2014 and incorporating:

	(i)	our unaudited interim condensed consolidated financial statements and the notes thereto for the three months ended March 31, 2014; and

	(ii)	our associated management’s discussion and analysis for the three month period ended March 31, 2014;

•	our report of foreign issuer on Form 6-K furnished to the SEC on August 18, 2014 and incorporating:

	(i)	our unaudited interim condensed consolidated financial statements and the notes thereto for the three and six months ended June 30, 2014; and

	(ii)	our associated management’s discussion and analysis for the six month period ended June 30, 2014;

•	our report of foreign issuer on Form 6-K furnished to the SEC on November 18, 2014 and incorporating:

	(i)	our unaudited interim condensed consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2014; and

	(ii)	our associated management’s discussion and analysis for the nine month period ended September 30, 2014; and

•	our report of foreign issuer on Form 6-K furnished to the SEC on February 3, 2015 and incorporating our material change report dated January 19, 2015.

     In addition, we are incorporating by reference all subsequent annual reports filed by us on Form 20-F or Form 40-F that we file with the SEC pursuant to the Exchange Act prior to the termination of the offering. In addition, we may incorporate by reference any Form 6-K that we furnish to the SEC subsequent to the date of this Prospectus by stating in those Form 6-K’s that they are being incorporated by reference into this Prospectus. If, subsequent to the date of this Prospectus, we become obligated to file annual reports with the SEC on Form 10-K, we are also incorporating by reference all such annual reports on Form 10-K and all filings on Form 10-Q and Form 8-K that we file with the SEC pursuant to the Exchange Act prior to the termination of the offering.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     You may request a copy of any of the documents incorporated herein by reference without charge by writing or telephoning our Corporate Secretary as the following address and phone number:

Northern Dynasty Minerals Ltd.
Attention: Corporate Secretary
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: 604-684-6365

INTERESTS OF EXPERTS

None.

EXPERTS

     Information relating to the Company’s mineral properties in this prospectus has been derived from the Pebble Property Report which has been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

•	J. David Gaunt, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

•	James Lang, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

•	Eric Titley, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report; and

•	Ting Lu, P.Eng., an independent Qualified Person, who co-authored the Pebble Project Report.

     In addition, David Gaunt, P.Geo, of Hunter Dickinson Services Inc., is named in our 2013 AIF as the Qualified Person who prepared the mineral estimate for the Pebble Project that is disclosed in the 2013 AIF. This mineral estimate has been superseded by the mineral estimate included in the Pebble Project Report, as summarized above under “Recent Developments”.

     None of the experts listed above has received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares of the Company.

     The financial statements as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

     The law firm of McMillan LLP has acted as the Company’s legal counsel by providing an opinion on the validity of the common shares offered by this prospectus. In addition, certain legal matters in connection with the common shares offered by this prospectus will be passed upon by McMillan LLP. As at the date hereof, the partners and associates of McMillan LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES

     The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of British Columbia, Canada, that many of our officers and directors are residents of countries other than the United States, that some of the experts named in this prospectus are residents of countries other than the United States, and that some of the assets of said persons are located outside the United States.

     In particular, it may be difficult to bring and enforce suits against us or said persons under U.S. federal securities laws. It may be difficult for U.S. holders of our common shares to effect service of process on us or said persons within the United States or to enforce judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or said persons. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors, or other said persons, predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors or other said persons predicated upon the U.S. federal securities laws or other laws of the United States.

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PROSPECTUS

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NORTHERN DYNASTY MINERALS LTD.

18,839,146 COMMON SHARES

FEBRUARY 24, 2015